UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107

1.	Names of Reporting Persons Qurate Retail, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

Qurate Retail, Inc.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

Marriott Vacations Worldwide Corporation

This Report on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Marriott Vacations Worldwide Corporation, a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Qurate Retail, Inc., a Delaware corporation (the “Reporting Person” or “Qurate Retail”), on September 11, 2018 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment,” and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 1 to the Schedule 13D.  This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Common Stock previously reported as beneficially owned by the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.         Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 26, 2018, the Reporting Person executed a block trade for 2,466,105 shares of Common Stock.  As a result of the block trade and prior sales reported in this Amendment, the Reporting Person no longer beneficially owns any shares of Common Stock.  The information contained in Item 5 of this Amendment is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) – (b) The Reporting Person beneficially owns no shares of Common Stock. The foregoing excludes shares of Common Stock of the Issuer beneficially owned by the executive officers and directors of the Reporting Person.  Mr. Mark Vadon, a director of the Reporting Person, beneficially owns 36 shares of Common Stock of the Issuer.  Mr. Gregory B. Maffei, Chairman of the Board and a director of the Reporting Person, beneficially owns 101 shares of Common Stock of the Issuer through a limited liability company which he controls. Mr. Richard N. Barton, a director of the Reporting Person, beneficially owns 91 shares of Common Stock of the Issuer, including 11 shares held by a trust over which Mr. Barton exercises investment power but not voting power and 5 shares held by a grantor retained annuity trust.

(c) From September 19, 2018 through September 26, 2018, the Reporting Person has sold a total of 280,147 shares of Common Stock in the open market as follows:  27,882 shares of Common Stock at a weighted average price per share of $116.0139 on September 19, 2018; 71,700 shares of Common Stock at a weighted average price per share of $117.7018 on September 20, 2018; 79,805 shares of Common Stock at a weighted average price of $118.3615 on September 21, 2018; 54,596 shares of Common Stock at a weighted average price of $115.8697 on September 24, 2018; 31,700 shares of Common Stock at a weighted average price of

$117.2212 on September 25, 2018; and 14,464 shares of Common Stock at a weighted average price of $117.3667 on September 26, 2018.

In addition, on September 26, 2018, the Reporting Person sold 2,466,105 shares of Common Stock at a price of $114.15 per share.  This sale was effected by way of a block trade through a broker in the open market.

On September 20, 2018, Mr. Barton, through a grantor retained annuity trust, purchased 5 shares of Common Stock of the Issuer on the open market at a price of $116.132 per share.

Other than as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person, effected any transactions in respect of the Common Stock since the filing of the Schedule 13D.

(d)  Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on September 26, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2018	QURATE RETAIL, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary